UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K
☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended:  September 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	MAXXAM Inc.
Former name if applicable:	N/A
Address of Principal Executive Office (Street and Number):	1330 Post Oak Boulevard, Suite 2000 Houston, Texas 77056

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)
☒

(a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)        The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K , 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company’s Form 10-Q for the quarterly period ended September 30, 2008 cannot be filed within the prescribed time period because the Company requires additional time to finalize information required to be included in the Company’s Form 10-Q related to the tax effect of the Company’s investment in The Pacific Lumber Company (“Palco”).  The Company expects that it will finalize the information and file its Form 10-Q within the five-day extension provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
M. Emily Madison (Name)	(713) (Area Code)	975-7600 (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so:	attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has not yet finalized the information required to be in included in the Form 10-Q related to the Company’s investment in Palco, a significant change to the financial results for the three months and nine months ended September 30, 2008 is expected.  Specifically, since Palco emerged from bankruptcy protection during the third quarter of 2008, the Company is required to recognize the tax effects of the reorganization in its statement of operations for the quarterly period ended September 30, 2008.  The Company requires additional time to finalize its provision (benefit) for income taxes and, as a result, the Company is not in a position to file the Form 10-Q or provide a reasonable estimate of its financial results at this time.

MAXXAM INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2008	By:	/S/ M. EMILY MADISON
M. Emily Madison Vice President, Finance